UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Waldencast plc Announces Appointment of new Chief Financial Officer

On January 31, 2024, the Company’s Board of Directors appointed Manual Manfredi as the Chief Financial Officer of the Company, with such appointment to be effective as of April 1, 2024. In this position, Mr. Manfredi will also serve as the principal financial officer of the Company.

Manuel Manfredi, 48, comes to the Company with a proven track record of performance, having led financial organizations in the beauty and consumer products industries for nearly 25 years. Most recently, he served as Chief Financial Officer at L’Oréal Spain and Portugal, a role he has occupied since 2022, Previously he served as Chief Financial Officer for Italy (2019-2022), Chief Financial Officer for Spain (2015-2019) and in other senior financial roles at L’Oréal, managing multi-billion-dollar businesses across Europe and North America. While at L’Oréal, he played a key role in the acquisition and integration of a new cosmetics brand, executed several transformation projects of the finance, commercial, and back-office functions, and helped unlock value and growth through strong industry and operational expertise. Mr. Manfredi began his finance career at Procter & Gamble Europe in 1998, and holds a Business Management degree from the Universidad of Sevilla.

Mr. Manfredi has no family relationships with any current director, executive officer, or person nominated to become a director or executive officer, of the Company, and there are no arrangements or understandings with any persons pursuant to which Mr. Manfredi has been appointed to his position. In addition, there are no transactions or proposed transactions, to which the Company is a party, or intended to be a party, in which Mr. Mandredi has, or will have, a material interest subject to disclosure under Item 404(a) of Regulation S-K.

Philippe Gautier, Chief Financial Officer and Chief Operating Officer of Waldencast plc (the “Company”), resigned from his role as Chief Financial Officer and Chief Operating Officer, effective January 31, 2024. Mr. Gautier’s resignation was not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

To help facilitate an orderly transition, Michel Brousset, Founder and Chief Executive Officer of the Company, who previously served in the combined roles of Chief Executive Officer and Chief Financial Officer of the Company prior to the appointment of Mr. Gautier will serve as the Company’s Interim Chief Financial Officer, and will fulfil the functions of the principal financial officer of the Company, effective January 31, 2024 through March 31, 2024. Information regarding Mr. Brousset, including his business experience, is set forth under “Executive Officers” in Item 6. Directors, Senior Management and Employees of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 16, 2024. Mr. Brousset has no family relationships with any current director, executive officer, or person nominated to become a director or executive officer, of the Company, and there are no arrangements or understandings with any persons pursuant to which Mr. Brousset has been appointed to his position. In addition, there are no transactions or proposed transactions, to which the Company is a party, or intended to be a party, in which Mr. Brousset has, or will have, a material interest subject to disclosure under Item 404(a) of Regulation S-K. No new compensatory arrangements were entered into with Mr. Brousset in connection with his appointment as Interim Chief Financial Officer.

A copy of the press release announcing Mr. Manfredi’s appointment is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Forward-Looking Statements

All statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: expectations regarding the Chief Financial Officer appointments, including the anticipated timings thereof; expectations with respect to the Company’s industry and the markets in which it operates; any other future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance, prospects or future events; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated January 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: January 31, 2024	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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